WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04012032

January 6, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of seven (7) announcements released to the London Stock Exchange on November 25, 2003, November 27, 2003, December 18, 2003, December 19, 2003, December 19, 2003, December 24, 2003 and December 30, 2003, respectively, and a covering transmittal letter.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ____________________
Mason H. Drake
Authorized Representative

Enclosures

dlw 1/12

Issued : 30 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 30 December 2003 by Brandes Investment Partners, LLC ("Brandes") that at close of business on 26 December 2003:

(i) Brandes was interested in 123,578,061 ordinary shares and in 17,792,065 American Depository Receipts, which together represent the equivalent of 230,330,451 ordinary shares - approximately 10.1% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 485 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Companies Act.

Issued: 24 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 19 December 2003 that, as at 18 December 2003, The Capital Group Companies Inc. was interested in 113,394,065 ordinary shares in Marks and Spencer Group p.l.c., representing 5.01% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 19 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 18 December 2003 that, as at 17 December 2003, The Capital Group Companies Inc. was interested in 112,681,665 ordinary shares in Marks and Spencer Group p.l.c., representing 4.9% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 19 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 17 December 2003 by Brandes Investment Partners, LLC ('Brandes') that at close of business on 12 December 2003:

(i) Brandes was interested in 114,672,731 ordinary shares and 16,014,601 American Depository Receipts in Marks and Spencer Group p.l.c., which together represent the equivalent of 210,760,337 ordinary shares - approximately 9.3% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 480 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Act.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 18 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 17 December 2003 that, as at 16 December 2003, The Capital Group Companies Inc. was interested in 113,266,817 ordinary shares in Marks and Spencer Group p.l.c., representing 5.01% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 27 November 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. has received notification today that on 20 November 2003 Barclays PLC no longer had a notifiable interest in the issued share capital of Marks and Spencer Group p.l.c.

For further information, please contact:

Helen Baker
020 7268 2867

Issued: 25 November 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 24 November 2003 by Brandes Investment Partners, LLC ('Brandes') that at close of business on 21 November 2003:

(i) Brandes was interested in 103,648,740 ordinary shares and 13,516,738 American Depository Receipts in Marks and Spencer Group p.l.c., which together represent the equivalent of 184,749,168 ordinary shares - approximately 8.1% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 475 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Act.

For further information, please contact:

Helen Baker
020 7268 2867

04 JAN 12 AM 7:21

Issued : 30 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 30 December 2003 by Brandes Investment Partners, LLC ("Brandes") that at close of business on 26 December 2003:

(i) Brandes was interested in 123,578,061 ordinary shares and in 17,792,065 American Depository Receipts, which together represent the equivalent of 230,330,451 ordinary shares - approximately 10.1% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 485 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Companies Act.

Issued: 24 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 19 December 2003 that, as at 18 December 2003, The Capital Group Companies Inc. was interested in 113,394,065 ordinary shares in Marks and Spencer Group p.l.c., representing 5.01% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 19 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 18 December 2003 that, as at 17 December 2003, The Capital Group Companies Inc. was interested in 112,681,665 ordinary shares in Marks and Spencer Group p.l.c., representing 4.9% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 19 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 17 December 2003 by Brandes Investment Partners, LLC ('Brandes') that at close of business on 12 December 2003:

(i) Brandes was interested in 114,672,731 ordinary shares and 16,014,601 American Depository Receipts in Marks and Spencer Group p.l.c., which together represent the equivalent of 210,760,337 ordinary shares - approximately 9.3% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 480 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Act.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 18 December 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 17 December 2003 that, as at 16 December 2003, The Capital Group Companies Inc. was interested in 113,266,817 ordinary shares in Marks and Spencer Group p.l.c., representing 5.01% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:

Helen Baker
Tel. 020 7268 2867

Issued: 27 November 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. has received notification today that on 20 November 2003 Barclays PLC no longer had a notifiable interest in the issued share capital of Marks and Spencer Group p.l.c.

For further information, please contact:

Helen Baker
020 7268 2867

Issued: 25 November 2003

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 24 November 2003 by Brandes Investment Partners, LLC ('Brandes') that at close of business on 21 November 2003:

(i) Brandes was interested in 103,648,740 ordinary shares and 13,516,738 American Depository Receipts in Marks and Spencer Group p.l.c., which together represent the equivalent of 184,749,168 ordinary shares - approximately 8.1% of the issued share capital of the Company.

(ii) The registered holders of these shares are approximately 475 custodian banks unaffiliated with Brandes.

(iii) None of the shares are shares in which Brandes is interested by virtue of section 208(5) of the Act.

For further information, please contact:

Helen Baker
020 7268 2867